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SECURI 11017497 ION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH, D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street - 52nd Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Del Giudice (212) 218-4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 South Pearl Street, Suite 401	Albany	NY	12207-2595
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

m

OATH OR AFFIRMATION

I, Michael Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SULEIKA CANAVERAL
NOTARY PUBLIC
STATE OF NEW YORK
Comm. Exp. 7-8-2013

Signature

Sr. Managing Director

Title

02/24/11

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES, LLC

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Independent Auditor's Report on the Supplementary Information	8
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	9
Other Report	
Report on Internal Control Required by SEC Rule 17a-5	10

INDEPENDENT AUDITOR'S REPORT

To the Member
MCM Securities, LLC

We have audited the accompanying statement of financial condition of MCM Securities, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Albany, New York
February 15, 2011

MCM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Cash - operations	$ 21,271
Deposits receivable	1,623
Prepaid expenses	1,931
Total assets	$ 24,825
LIABILITIES	
Accrued expenses	$ 9,568
MEMBER'S EQUITY	15,257
Total liabilities and member's equity	$ 24,825

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES	
Commission income	$ 83,500
Less: Commission fees	57,000
NET REVENUES	26,500
EXPENSES	
Salary and benefits	23,041
Broker/dealer expense	18,079
Office supplies and expenses	14,051
Professional fees	11,562
Occupancy expense	6,736
Licenses and permits	2,972
Miscellaneous	1,386
Insurance	554
Dues and subscriptions	150
Total expenses	78,531
NET LOSS	$ (52,031)

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2010

Balance, January 1, 2010	$ 27,290
Contributions from members	40,000
Net loss	(52,031)
Balance, December 31, 2010	$ 15,257

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (52,031)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in:	
Deposits receivable	715
Prepaid expenses	225
Accrued expenses	2,347
Net cash used in operating activities	(48,744)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	40,000
Net cash provided by financing activities	40,000
Decrease in cash	(8,744)
Cash - operating, beginning	30,017
Cash - operating, ending	$ 21,271

See notes to financial statements.

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

MCM Securities, LLC (the Company) was organized in September 1996 as a Delaware Limited Liability Corporation and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's sole member is Millennium Credit Markets, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer will carry all of the accounts of any customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

For purposes of preparing the financial statements, the Company considered events through February 15, 2011, the date these financial statements were available for issuance.

Business Activities

The Company's business activities are limited to the following:

- selling interests in mortgages or other receivables;
- private placements of securities;
- real estate syndicator;
- providing financial advice to issuers of private placements; and
- municipal securities broker.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is included in the federal income tax returns filed by its sole member, Millennium Credit Markets, LLC. Millennium Credit Markets, LLC is not a tax paying entity and distributes its prorata share of income, losses, and tax credits to its members as provided in the operating agreement.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Income Taxes** (Continued)*

likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meet the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2010.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However, fiscal years 2007 and later remain subject to examination by the IRS and Delaware.

NOTE 3 — RELATED PARTY TRANSACTIONS

In accordance with an Expense Support Agreement, as amended November 2003, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs for which the Company derived direct or indirect benefit and/or for which the Company would be responsible if another entity had not agreed to pay for it.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies and expense, etc, are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent.

Substantially all of the revenues earned by the Company are derived from transactions controlled by one individual. This individual indirectly through a series of LLC's owns a majority of the Parent.

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2010, the Company had net capital, as defined, of approximately $11,703, which was approximately $6,703 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .82 to 1 at December 31, 2010.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
MCM Securities, LLC

We have audited the accompanying financial statements of MCM Securities, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 15, 2011

SCHEDULE I

MCM SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2010

Aggregate indebtedness (accrued expenses)	$ 9,568
Minimum required net capital	$ 5,000
Net capital	
Member's equity	$ 15,257
Deductions: (non-allowable assets)	
Prepaid expenses and receivables*	3,554
Net capital	11,703
Minimum required net capital	5,000
Net capital excess	$ 6,703
Ratio: Aggregate indebtedness to net capital	.82 to 1.00

*Prepaid expenses and receivables are not identified on the Company's computation of net capital as non-allowable assets on Part II of the unaudited FOCUS report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
MCM Securities, LLC

In planning and performing our audit of the financial statements of MCM Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 15, 2011

MCM SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Year ended December 31, 2010